

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   January 15, 2008

Arnold Klann
Chief Executive Officer
BlueFire Ethanol Fuels, Inc.
31 Musick
Irvine, California 92618

> **Re: BlueFire Ethanol Fuels, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 20, 2007**
> **File No. 333-148199**
>
> **Form 10-QSB for the Period Ended September 30, 2007**
> **Filed November 19, 2007**
> **File No. 000-52361**

Dear Mr. Klann:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Selling Stockholders, page 39

1. Please describe any material relationship between you and the selling shareholders during the past three years, including the transactions by which the selling shareholders acquired their shares. Please disclose the consideration paid by the selling shareholders.

2. For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

3. We note that Merriman Curhan Ford is a registered broker-dealer. Please disclose that Merriman Curhan Ford is an underwriter with respect to the shares that they are offering for resale. Please confirm to us that none of the other selling shareholders are broker-dealers or affiliates of broker-dealers. If any are broker-dealers, please state, in the filing, that they are underwriters with respect to the shares that they are offering for resale. If any are affiliates of broker-dealers, please identify them as such in the filing.

4. We note your statement in the third paragraph on page 39 that you have not independently verified the information provided to you by the selling shareholders. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Form 10-QSB for the Period Ended September 30, 2007

Item 3. Controls and Procedures, page 6

5. Please revise your future periodic filings to clearly disclose management's assessment of disclosure controls and procedures as effective or ineffective. See Item 307 of Regulation S-B.

6. Please revise your future periodic filings to clearly disclose whether there were changes in your internal controls over financial reporting during the last fiscal quarter. See Item 308(c) of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Robert E. Lustrin, Esq.
       Seward & Kissel LLP
       One Battery Park Plaza
       New York, New York 10004